FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), aiming at meeting the Company’s current needs, proposes the following to the Shareholders’ Extraordinary General Meeting:

To approve the acquisition, by the Company or a subsidiary, of Rodolfo Junji Nagai’s and Luiz Fumikazu Kogachi’s shares (“Sellers”) which represent 40% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a Company’s subsidiary that operates the “Assai” format. Thus, it consolidates the interest acquired in the cash-and-carry wholesale segment in the food sector.

For the aforementioned acquisition, the Company shall pay the Sellers the amount of one hundred and seventy-five million reais (R$175,000,000.00) as follows: (i) the first installment in the amount of twenty-five million reais (R$25,000,000.00), ten (10) days after executing the final purchase and sale agreement of Barcelona shares; (ii) the second installment in the amount of twenty-five million reais (R$25,000,000.00), on December 15, 2009; and (iii) the third and last installment in the amount of one hundred and twenty-five million reais (R$125,000,000.00), on January 15, 2011.

On January 15, 2011, the Company shall also pay twenty-five million reais (R$25,000,000.00) to the Sellers, in case they assure a suitable transition, a business plan implementation and Barcelona’s expansion, as per final purchase and sale agreement of Barcelona shares.

The amounts referred to herein will be restated according to the Interbank Deposit Certificate (CDI) rate variation from the date of execution of the aforementioned agreement to the installment’s effective payment date.

Once the transaction is concluded, the Barcelona’s Shareholders’ Agreement executed between the Sellers and the Company will no longer be effective.

The proposal herein shall also be subject to the Company’s Board of Directors appraisal pursuant to its Bylaws.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, July 20, 2009.
THE MANAGEMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 20, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.